INVICTUS The Cannabis Company

PRESS RELEASE (AMENDED)	March 14, 2018

Invictus Appoints Music Legend & Media Mogul Gene Simmons as Chief Evangelist Officer

VANCOUVER, March 14, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) announced today that rock 'n' roll legend and marketing and branding innovator Gene Simmons, co-founder of KISS: America's #1 Gold Record Award Winning Group of all time, has joined Invictus as Chief Evangelist Officer.

The partnership involves Simmons' leadership in a variety of capacities focused on assisting the Company with its public awareness strategy and eventual branding strategy for the recreational market that is anticipated to be legal in Canada in 2018. His responsibilities will include providing marketing counsel, serving as a spokesperson in the media, public appearances and participation in the Company's annual general meeting and investor meetings, among others.

"Gene Simmons is a branding and merchandising genius, who not only created one of the most iconic bands of all time, but has spent decades building successful brands internationally in various industries," said Dan Kriznic, Chairman and CEO of Invictus. "Gene will lead marketing initiatives that will help spread the positive messages that dwell at the heart of Invictus in accordance with the strict regulations of Health Canada's Access to Cannabis for Medical Purposes Regulations (ACMPR), the Food and Drugs Act (FDA) and the Narcotic Control Regulations (NCR)" said Kriznic.

"Values and family are very important to me, and when I first connected with Dan at Invictus, I understood immediately that we enjoyed a shared passion for these key life foundations," said Gene. "Instead of launching straight into business, we talked about the things that matter the most."

While Simmons has achieved extraordinary success beyond the concert stage and recording studio, his KISS-related achievements are astounding in themselves with the band having sold more than 100 million albums; earning more American Gold Record Awards than any other group, in all categories (RIAA); building a merchandising/licensing empire with over 2,500 licenses including everything from t-shirts and comic books, to pinball machines, credit cards and lunchboxes; and breaking box office records set by The Beatles and Elvis.

Beyond KISS, Simmons' celebrity television show, Gene Simmons Family Jewels, aired for eight years and 167 episodes, and was viewed in 84 countries — one of the longest-running celebrity reality TV shows in history. He discovered Van Halen, managed the recording career of Liza Minnelli, and is a founding partner in the global restaurant chain Rock & Brews.

Simmons owns record label Simmons Records, is a published author with Simmons Books about to publish his latest book "27" on the heels of his two previous best sellers Me, Inc., and On Power; and Simmons Comics continues to grow. He has published his own magazine, Tongue (Sterling-McFadden) and is about to launch his newest magazine, "iMOGU" focusing on entrepreneurs that matter. Simmons created and executive produced the TV shows My Dad The Rock Star, Mr. Romance, and others. He has also acted in numerous motion pictures and television shows for more than three decades and is currently co-producing a slate of motion pictures with Arclight Films.

INVICTUS The Cannabis Company

Simmons has rung the bell at the New York Stock Exchange and the Toronto Stock Exchange, and was keynote speaker at NASDAQ. Gene Simmons also had a United States Postage Stamp.

Among his latest ventures, Simmons is launching a premium soda line, MoneyBag™ Sodas, across all 7-Eleven stores; his 50th anniversary rock tour, Gene Simmons: The Vault Experience, continues with stops around the world; and, he will soon launch MoneyBag™ FootGear.

Terms of the agreement

Pursuant to the terms of the agreement Invictus acquired all the issued and outstanding shares of Gene-Etics Strains Co. from Gene Simmons and Simmons will provide the marketing and branding efforts described above for a purchase price comprising of $2.5 -million (U.S.) payable in cash and the issuance of 2,631,141 common shares in the capital of Invictus to be paid on the closing date. Invictus and Simmons will also enter into a management services agreement and international licensing agreement, for an additional 1,973,355 common shares and a second tranche of 1,973,355 common shares to be issued to Simmons on the later of 240 days following the closing date and January 2, 2019.

The shares are being issued at a deemed price of $1.97

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its 100% investment in Acreage Pharms Ltd., located in West-Central Alberta, and 50% investment in AB Laboratories Inc., located near Hamilton, Ontario, that has its cultivation and sales license under ACMPR. In addition to ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

INVICTUS The Cannabis Company

In the United States
Terry Wills
310-877-1458

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including Invictus' successful negotiation and signing of the international licensing agreement and the management services agreement with Gene, the issuance of the second and third tranche of the Company's common shares to Gene and the legalization of the recreational use of marijuana in Canada in 2018 are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including Invictus' successful negotiation and signing of the international licensing agreement and the management services agreement with Gene, the issuance of the second and third tranche of the Company's common shares to Gene and the legalization of recreational use of cannabis in Canada will occur in 2018. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Invictus will not successfully negotiate and sign the international licensing agreement and the management services agreement with Gene, Invictus will not issue the second and third tranche of the Company's common shares to Gene and the legalization of the recreational use of marijuana in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Invictus MD Strategies